

May 28, 2024

Sidney Chan
Chief Executive Officer and Chief Financial Officer
ALR Technologies SG Ltd.
9 Raffles Place
#26-01 Republic Plaza
Singapore 048619

> **Re: ALR Technologies SG Ltd.**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Filed April 30, 2024**
> **File No. 000-56491**

Dear Sidney Chan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Operating and Financial Review and Prospects
Results of Operations, page 29

1. Please provide an introduction note to the table presentation of results of operations explaining that amounts presented have been rounded to the nearest thousand. Further, consider including negative brackets around amounts for your line items of loss before other items and net loss, similar to the presentation included in your consolidated statements of operations on page F-5.

2. Refer to the discussion of Loss before Other Items and Share-based Compensation on page 30. We note your computation and discussion of loss before other items and share-based compensation appears to be a Non-GAAP financial measure that is subject to the disclosure requirements pursuant to Item 10(e)(1) through (e)(3) of Regulation S-K, and the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial

Measures (updated December 13, 2022), Question No. 100.01. We note your exclusion of share-based compensation results in presenting a non-GAAP performance measure that excludes a normal and recurring operating expense. Please revise to remove this non-GAAP financial measure, or tell us how your measure complies with the guidance and if so, relabel the measure such to be loss before other items, as adjusted. Alternatively, to the extent you intend to discuss the impact of the share-based compensation on your financial results, please consider including a separate reconciliation table of the amount of share-based compensation included in each of your operating expense line items SG&A, product development and professional fees, and in the narrative discussion for each, you may discuss the impact therein, without providing a non-GAAP financial measure that excludes the share-based compensation. For example, we note your discussion under SG&A expenses provides a discussion of SG&A expenses excluding share-based compensation, which results in discussion of a non-GAAP financial measure. Also, please clarify under Critical Accounting Estimates, Share-based Compensation, on page 38 that you follow the guidance under ASC 718, as your current disclosure indicates the superseded guidance of SFAS 123R.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 58

3. Refer to the second paragraph and your conclusion that disclosure controls and procedures ("DCP") were effective. However, we note that your assessment of internal control over financial reporting ("ICFR") was not effective due to the material weaknesses described therein. To the extent that ICFR has been determined to be not effective due to the material weakness identified, we would expect your DCP also to be not effective due to the substantial overlap of controls. Refer to SEC Release No. 33-8238, Section II.D. Please revise to ensure consistent conclusions for both DCP and ICFR are presented.

Management's Report on Internal Control over Financial Reporting, page 59

4. In the paragraphs where you refer to management, please expand to disclose if your management includes the participation of your chief executive officer and chief financial officer. In addition, under the heading of Changes in Internal Control over Financial Reporting on page 60, please revise to disclose if there were any change in your internal control over financial reporting ("ICFR") identified in connection with your evaluation of ICFR, other than those discussed above relating to the material weakness, that occurred during your fourth fiscal quarter (i.e., quarter ended December 31, 2023) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K and to the requirements of paragraph 4(d) of the Exhibit 12 Certifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at 202-551-3328 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing